NetApp, Inc. (NTAP)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Shareholder since 2012.

Please vote for Proposal No. 4 before September 10th
Stockholder Proposal for Stockholder Action by Written Consent
The annual meeting proxy is misleading or incomplete.

The September 10, 2020 annual meeting proxy failed to mention that all shares held for less than one-year are disqualified in regard to shareholders calling for a special meeting.

Due to the one-year disqualification clause the current stock ownership threshold of 25% to call a special meeting can mean that more than 40% of shareholders must be contacted during a short window of time to simply call a special meeting. The shareholders who own 25% of stock held for one continuous year could discover that they actually own 40% of the company when their shares held for less than one-year are counted.

The management statement next to Proposal 4 also fails to mention whether the shareholders giving feedback to management were aware of this one-year exclusion. Thus the shareholder feedback cited by management could be tainted. To make matters worse management did a special solicitation at shareholder expense against Proposal 4. This is like management putting its hand on the scale.

It is all the more important to gain the right for shareholders to act by written consent due to the demise of the in-person annual meeting. Shareholders have lost the ability to see if our CEO can think on his feet and answer questions that are not pre-screened. Plus there is no way to see if the directors listened to the whole meeting or just the first 3-minutes.

Please vote for Proposal No. 4 before September 10th

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.